UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

FIRST BANCORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A	318672201
8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B	318672300
7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C	318672409
7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D	318672508
7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E	318672607
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908
(787) 729-8109
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Linda L. Griggs	James R. Tanenbaum
Gail A. Pierce	Anna T. Pinedo
Morgan, Lewis & Bockius LLP	Morrison & Foerster LLP
1111 Pennsylvania Avenue, NW	1290 Avenue of the Americas
Washington, D.C. 20004	New York, New York 10104
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$110,512,160	$7,879.52

*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) of newly issued shares of common stock, par value $1.00 per share (the “Common Stock”), of First BanCorp. for shares of First BanCorp.’s (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”) and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock”). The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are collectively referred to as “Preferred Stock.” This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by adding the sum of (1) the product of (a) $5.05, the average of the high and low sale prices per share of Series A Preferred Stock on July 13, 2010 and (b) 3,600,000, the number of outstanding shares of Series A Preferred Stock; (2) the product of (a) $5.10, the average of the high and low sale prices per share of Series B Preferred Stock on July 13, 2010 and (b) 3,000,000, the number of outstanding shares of Series B Preferred Stock; (3) the product of (a) $5.08, the average of the high and low sale prices per share of Series C Preferred Stock on July 13, 2010 and (b) 4,140,000, the number of outstanding shares of Series C Preferred Stock; (4) the product of (a) $5.14, the average of the high and low sale prices per share of Series D Preferred Stock on July 13, 2010 and (b) 3,680,000, the number of outstanding shares of Series D Preferred Stock; and (5) the product of (a) $4.89, the average of the high and low sale prices per share of Series E Preferred Stock on July 13, 2010 and (b) 7,584,000, the number of outstanding shares of Series E Preferred Stock. The number of shares of Preferred Stock represents the maximum number of shares of Preferred Stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Exchange Act and equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,248.10	Filing Party:	First BanCorp.
Form or Registration No.:	Form S-4	Date Filed:	March 5, 2010
File No.	333-165252
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
          This Tender Offer Statement on Schedule TO (“Tender Offer Statement”) relates to an exchange offer (the “Exchange Offer”) by First BanCorp, a corporation organized under the laws of the Commonwealth of Puerto Rico (“First BanCorp” or the “Corporation”), to exchange newly issued shares of First BanCorp’s common stock, par value $1.00 per share (our “Common Stock”), for its outstanding shares of (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”) and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock” and, collectively with our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, “Preferred Stock”), on the terms and subject to the conditions set forth in this document and in the preliminary prospectus (incorporated by reference herein as Exhibit (a)(1)(A)) (the “Prospectus”) and the letter of transmittal (incorporated by reference herein as Exhibit (a)(1)(B)) (the “Letter of Transmittal”).
Item 1. Summary Term Sheet.
          The information set forth in the Prospectus in the sections entitled “Summary of Terms of the Exchange Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
          The name of the issuer is First BanCorp (the “Corporation”). The address of the Corporation’s principal executive offices is 1519 Ponce de Leon Avenue, Stop 23, Santurce, Puerto Rico 00908. The Corporation’s telephone number is (787) 729-8200.
     (b) Securities.
          As of July 15, 2010, there were 92,542,722 shares of Common Stock outstanding and (i) 3,600,000 shares of Series A Preferred Stock outstanding, (ii) 3,000,000 shares of Series B Preferred Stock outstanding, (iii) 4,140,000 shares of Series C Preferred Stock outstanding, (iv) 3,680,000 shares of Series D Preferred Stock outstanding and (v) 7,584,000 shares of Series E Preferred Stock outstanding.
     (c) Trading Market and Price.
          The information set forth in the Prospectus in the section entitled “Market Price, Dividend and Distribution Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
          The filing person is the Corporation. The address of the Corporation’s principal executive offices is 1519 Ponce de Leon Avenue, Stop 23, Santurce, Puerto Rico 00908. The Corporation’s telephone number is (787) 729-8200.

          The following persons are the directors and executive officers of the Corporation. The business address of each director and executive officer is: c/o 1519 Ponce de Leon Avenue, Stop 23, Santurce, Puerto Rico 00908, and each such person’s telephone number is (787) 729-8200.

Name	Position
Aurelio Alemán-Bermúdez	Director, President and Chief Executive Officer
Orlando Berges-González	Executive Vice President and Chief Financial Officer
Jorge L. Díaz-Irizarry	Director
José Ferrer-Canals	Director
Calixto García-Vélez	Executive Vice President
Frank Kolodziej-Castro	Director
Ginoris López-Lay	Executive Vice President, Retail and Business Banking Executive
Emilio Martinó-Valdés	Executive Vice President and Chief Lending Officer
José Menéndez-Cortada	Chairman of the Board of Directors
Héctor M. Nevares-LaCosta	Director
Lawrence Odell	Executive Vice President, General Counsel and Secretary
Cassan A. Pancham	Executive Vice President
Dacio A. Pasarell-Colón	Executive Vice President
Nayda Rivera-Batista	Executive Vice President and Chief Risk Officer
Fernando Rodríguez-Amaro	Director
José F. Rodríguez-Perelló	Director
Sharee Ann Umpierre-Catinchi	Director
Item 4. Terms of the Transaction.
     (a) Material Terms.
          The information set forth in Item 2(b) above and in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer,” “Summary of Terms of the Exchange Offer,” “The Exchange Offer,” “Description and Comparison of Preferred Stock, Series F Preferred Stock and Common Stock Rights,” “Certain Material U.S. Federal Income Tax Considerations” and “Certain Puerto Rico Tax Considerations” is incorporated herein by reference.
     (b) Purchases.
          José Menéndez-Cortada, Jorge L. Díaz, Sharee Ann Umpierre-Catinchi, Héctor M. Nevares and Dacio Pasarell own shares of Preferred Stock and will participate in the Exchange Offer under the same terms as the other holders of Preferred Stock. The information set forth in the Prospectus in the section entitled “The Exchange Offer—Security Ownership of Certain Beneficial Owners and Management—Beneficial Ownership of Preferred Stock by Directors and Executive Officers” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Agreements Involving the Subject Company’s Securities.
          The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—What Are the Requirements of the Recent Regulatory Agreements?,” “—Will the Exchange Offer Trigger any Anti-dilution Rights?,” “—What is the Status of Our Negotiations With The U.S. Treasury Relating To The Exchange of the Series F Preferred Stock?,” “Summary—Agreement With The U.S. Treasury Relating to the Exchange of the Series F Preferred Stock,” “Summary—Anti-dilution Rights That May Be Triggered by the Exchange Offer,” “Agreement with the U.S. Treasury,” “Agreement with The Bank of Nova Scotia,” “Regulatory

Agreements,” “Market Price, Dividend and Distribution Information” and “Description and Comparison of Preferred Stock, Series F Preferred Stock and Common Stock Rights” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
          The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—What is the Purpose of the Exchange Offer?,” “Summary—The Exchange Offer,” and “The Exchange Offer—Purpose and Background of the Transactions” is incorporated herein by reference.
     (b) Use of Securities Acquired.
          The information set forth in the Prospectus in the section entitled “The Exchange Offer—Terms of the Exchange Offer—Generally” is incorporated herein by reference.
     (c) Plans.
          The information set forth in the Prospectus in the section entitled “Questions and Answers about the Exchange Offer—What is the Status of Our Negotiations With The U.S. Treasury Relating to the Exchange of the Series F Preferred Stock,” “Summary,” “Summary—Anti-dilution Rights That May Be Triggered by the Exchange Offer,” “Risk Factors,” “The Exchange Offer,” “Agreement with the U.S. Treasury,” “Agreement with The Bank of Nova Scotia,” “Regulatory Agreements,” and “Market Price, Dividend and Distribution Information” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
          The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—What Consideration Are We Offering in Exchange for Shares of Preferred Stock?,” “Summary— The Exchange Offer,” and “The Exchange Offer—Terms of the Exchange Offer,” “—Offer Consideration” and “—Securities Issuable in the Exchange Offer” is incorporated herein by reference.
     (b) Conditions.
          The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—What Are the Key Terms of the Exchange Offer?,” “Risk Factors—Additional Risks Related to the Exchange Offer” and “The Exchange Offer—Conditions of the Exchange Offer” is incorporated herein by reference.
     (c) Borrowed Funds.
          Not applicable.

Item 8. Interest in the Securities of the Subject Company.
     (a) Securities Ownership.

	Amount and Nature of Beneficial
Name of Beneficial Owner	Ownership(1)		Percent of Class
Aurelio Alemán-Bermúdez	872,000		*
Orlando Berges-González	10,000		*
Jorge L. Díaz-Irizarry	62,737	(2)	*
José Ferrer-Canals	5,527		*
Calixto García-Vélez	—		*
Frank Kolodziej-Castro	2,762,483		2.99%
Ginoris López-Lay	30,000		*
Emilio Martinó-Valdés	73,513		*
José Menéndez-Cortada	45,896		*
Héctor M. Nevares-La Costa	4,543,396	(3)	4.91%
Lawrence Odell	225,000		*
Cassan A. Pancham	120,653		*
Dacio A. Pasarell-Colón	126,000		*
Nayda Rivera-Batista	78,912		*
Fernando Rodríguez-Amaro	32,207		*
José F. Rodríguez-Perelló	324,077		*
Sharee Ann Umpierre-Catinchi	81,677	(4)	*

*	Represents less than 1% of our outstanding Common Stock.

(1)	For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the 1934 Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Therefore, it includes the number of shares of Common Stock that could be purchased by exercising stock options that were exercisable as of July 16, 2010 or within 60 days after that date, as follows: Mr. Alemán-Bermúdez, 672,000; Ginoris López-Lay, 30,000; Martinó-Valdés, 68,000; Mr. Odell, 175,000; Mr. Pancham, 110,000; Mr. Pasarell-Colón, 96,000; Ms. Rivera-Batista, 70,000; and 1,221,000 shares for all current directors and executive officers as a group. Also, it includes shares granted under the First BanCorp 2008 Omnibus Incentive Plan, subject to transferability restrictions and/or forfeiture upon failure to meet vesting conditions, as follows: Mr. Menéndez-Cortada, 2,685; Mr. Díaz-Irizarry, 2,685; Mr. Ferrer-Canals, 2,685; Ms. Umpierre-Catinchi, 2,685; Mr. Rodríguez-Amaro, 2,685; Mr. Nevares-LaCosta, 2,685; Mr. Kolodziej-Castro, 2,685; and Mr. Rodríguez-Amaro, 2,685; which represent 21,480 shares for all current directors and executive officers as a group. The amount does not include shares of Common Stock acquired through the Corporation’s Defined Contribution Plan pursuant to which participants may acquire units equivalent to shares of Common Stock through a unitized stock fund.

(2)	This amount includes 22,460 shares owned separately by his spouse.

(3)	This amount includes 9,000 shares owned jointly with his spouse.

(4)	This amount includes 9,000 shares owned jointly with her spouse.
     (b) Securities Transactions.
          None of the Corporation or the Corporation’s executive officers or directors have effected any transactions with respect to the Preferred Stock within the 60-day period immediately prior to the date of the Prospectus.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
          The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer—Is the Corporation Making a Recommendation Regarding Whether You Should Tender in the Exchange Offer?,” “Summary of Terms of the Exchange Offer—Soliciting Dealer Fee,” “—Dealer Manager,” and “—Exchange Agent and Information Agent,” and “The Exchange Offer— Soliciting Dealer Fee,” “—Exchange Agent,” “—Information Agent, “—Dealer Manager” and “—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information.
          The information set forth in the Prospectus in the sections entitled “Where You Can Find More Information” and “Selected Financial Data” is incorporated herein by reference. The Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
          The information set forth in the Prospectus in the sections entitled “Unaudited Pro Forma Financial Information” is incorporated herein by reference.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
          Not applicable.
     (b) Other Material Information.
          The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer— What is the Status of Our Negotiations with the U.S. Treasury Relating to the Exchange of the Series F Preferred Stock,” “Summary—Recent Developments,” and “—Agreement with the U.S. Treasury Relating to the Exchange of the Series F Preferred Stock,” “Regulatory and Other Capital Ratios,” “Agreement with the U.S. Treasury,” and “The Exchange Offer—Conditions of the Exchange Offer” is incorporated herein by reference.

Item 12. Exhibits

Exhibit Number	Exhibit Name

(a)(1)(A)	Prospectus (incorporated by reference from Amendment No. 4 to Form S-4 on Form S-1 (Registration No. 333-165252), which the Corporation filed on July 16, 2010).

(a)(1)(B)	Letter of Transmittal (incorporated by reference from Exhibit 99.1 to Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

(a)(1)(C)	Letter to Brokers (incorporated by reference from Exhibit 99.3 to Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.4 from Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated February 1, 2010, announcing the Corporation’s Proposed Exchange Offer (incorporated by reference to Exhibit 99.2 to the Corporation’s Current Report on Form 8-K filed on February 3, 2010).

(a)(5)(B)	Press Release, dated July 7, 2010, announcing the Corporation’s Agreement with the U.S. Treasury (incorporated by reference from Exhibit 99.1 of the Corporation's Current Report on Form 8-K filed on July 7, 2010).

(a)(5)(C)	Press Release, dated July 16, 2010, announcing the Exchange Offer (incorporated by reference from Exhibit 99.1 of the Corporation's Current Report on Form 8-K filed on July 16, 2010).

(b)	Not applicable.

(d)(1)	Warrant, dated January 16, 2009, to purchase shares of Common Stock of First BanCorp. (incorporated by reference from Exhibit 4.1 to the Corporation’s Current Report on Form 8-K filed on January 20, 2009).

(d)(2)	Stockholder Agreement, dated August 24, 2007, by and between First BanCorp. and The Bank of Nova Scotia (incorporated by reference from Exhibit A of Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed on February 22, 2007).

(d)(3)	Consent Order, dated June 2, 2010, by and between the Federal Deposit Insurance Corporation, the Office of the Commissioner of Financial Institutions of Puerto Rico, and FirstBank Puerto Rico (incorporated by reference from Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(4)	Written Agreement, dated June 3, 2010, by and between First BanCorp. and Federal Reserve Bank of New York (incorporated by reference from Exhibit 10.2 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(5)	Form of Restricted Stock Award Agreement (incorporated by reference from Exhibit 10.23 of Amendment No. 4 to Form S-4 on Form S-1 (Registration No. 333-165252), which the Corporation filed on July 16, 2010)

(d)(6)	Form of Stock Option Agreement for Officers and Other Employees (incorporated by reference from Exhibit 10.24 of Amendment No. 4 to Form S-4 on Form S-1 (Registration No. 333-165252), which the Corporation filed on July 16, 2010)

(d)(7)	Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.1 of the Form 8-K filed on July 7, 2010)

(d)(8)	Form of Amended and Restated Warrant, Annex A to the Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.2 of the Form 8-K filed on July 7, 2010)

(d)(9)	Form of Certificate of Designations of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G, Annex B to the Exchange Agreement by

Exhibit Number	Exhibit Name

and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.3 of the Form 8-K filed on July 7, 2010)

(g)	Not applicable.

(h)(1)(A)	Opinion of Morgan, Lewis & Bockius LLP (incorporated by reference from Exhibit 8.1 to Amendment No. 3 to Form S-4 on Form S-1, which the Corporation filed on July 9, 2010).

(h)(1)(B)	Opinion of Pietrantoni Méndez & Alvarez LLP (incorporated by reference from Exhibit 8.2 to Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).
Item 13. Information Required by Schedule 13E-3.
          Not applicable.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 16, 2010

FIRST BANCORP.
By:	/s/ Aurelio Alemán
Name:	Aurelio Alemán
Title:	President and Chief Executive Officer